ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 12, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael Rosenberg

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Mr. Rosenberg:

This letter is being filed to respond to the telephonic comments received from you on May 1, 2024, and May 23, 2024, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on April 4, 2024. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 43 to the Registration Statement, which the Registrant expects to be filed on or about June 17, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement. Mr. Rosenberg explained that comments provided on BondBloxx IR+M Tax-Aware ETF for California Residents would apply equally to BondBloxx IR+M Tax-Aware ETF for Massachusetts Residents and BondBloxx IR+M Tax-Aware ETF for New York Residents.

Facing Sheet

1.	Regarding this statement on the Facing Sheet: “No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Registrant,” the staff notes that disclosure should neither disclaim nor deny disclosure elsewhere in the registration statement.

The Registrant will delete the above-mentioned disclosure.

Fund Overview:

Fund Name

2.	While the staff recognizes that “tax-aware” does not implicate Rule 35d-1, since the Fund name includes “California,” the Fund should have an investment policy to invest at least 80% of its total assets (plus borrowings for investment purposes) in securities that pay income that is exempt from federal income taxes and California state and local income taxes.

The Registrant believes that the inability to communicate in the Fund name that the Fund is designed for investors in a specific state could lead to investor confusion if Fund shares are unwittingly purchased by investors in other states. While the Registrant understands the staff’s views on the applicability of Rule 35d-1 to state names, the Registrant believes that investors are more likely to be confused or misled if the Fund name fails to reference the applicability of the Fund’s investment strategy to a specific state. As discussed with Mr. Rosenberg during our call on May 23, 2024, Registrant believes that the name “BondBloxx IR+M Tax-Aware ETF for California Residents” would appropriately convey the intent of the Fund’s investment strategy. To ensure that investors do not mistakenly believe that the Fund is meant to deliver income that is exempt from Federal and California state and local income taxes, the Registrant will include the following disclosure prominently in the prospectus:

While at least 50% of the Fund’s total assets will be invested in municipal securities that pay interest that is exempt from U.S. federal and California income taxes, the Fund will not invest 80% or more of its total assets in municipal securities that pay interest that is exempt from U.S. federal and California income taxes, and will not be considered to be a California tax-exempt fund.

Investment Objective

3.	The “Investment Objective” states: “The BondBloxx IR+M California Tax-Aware ETF (the “Fund”) seeks attractive after-tax income, consistent with preservation of capital.” Given the Fund’s name and strategy to invest in securities that should be attractive to California residents, please revise the Fund’s investment objective to match the Fund’s name and investment strategy. As noted in comment 2, the Fund should have a policy to invest at least 80% of its total assets (plus borrowings for investment purposes) in securities that pay income that is exempt from federal income taxes and California state and local income taxes.

Consistent with the Registrant’s response to comment 2, the Fund declines to adopt a policy to invest at least 80% of its total assets (plus borrowings for investment purposes) in securities that pay income that is exempt from federal income taxes and California state and local income taxes. Instead, the Registrant will add disclosure in the prospectus as described in the response to comment 2 above.

Fees and Expenses

4.	The staff notes disclosure related to investing in the securities of other registered investment companies. Please consider if the Fund’s Annual Fund Operating Expenses table should include a line item for Acquired Fund Fees and Expenses (“AFFE”). If the Fund determines an AFFE line item is not required, please confirm supplementally to the staff that to the extent the Fund has AFFE, AFFE is included in the “Other Expenses” line item.

The Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required. The Registrant additionally confirms that the Fund’s AFFE are expected to be less than 0.01% and has therefore included such fees and expenses under the “Other Expenses” line item.

Principal Investment Strategies

5.	Regarding the last paragraph on page 2: Since the Fund will invest up to 50% of its assets in taxable securities, please explain in plain English that the Fund’s after-tax income will not be as attractive as that of a California municipal bond funds for California investors.

The Registrant intends to add the following disclosure:

Because the Fund may invest a significant portion of its assets in taxable securities, an investor’s U.S. federal income tax and California state and local income tax obligations may be greater than if it had invested in a California municipal bond fund for California investors.

6.	The first sentence of the second paragraph under states: “The Fund invests, under normal circumstances, at least 80% of its total assets (plus the amount of any borrowings for investment purposes) either directly or indirectly (e.g., through derivatives) in a portfolio of U.S. dollar-denominated, investment-grade fixed income debt instruments.”

a.	Please identify the derivatives to be used for the Fund’s 80% policy or disclose that the Fund does not intend to use derivatives to achieve its investment objective.

The Registrant notes that while the Fund does not intend to use derivatives to meet its 80% policy, it reserves the right to do so.

Additionally, if the Fund determines to seek to meet its 80% policy indirectly, it may do so by investing in derivatives, in another fund that invests in the same securities as the Fund or by some other permissible means. The use of “e.g.” by the Registrant is meant to provide investors with an example of how the Fund might seek to meet its 80% policy. If the Fund determined to seek to meet the 80% policy indirectly, including through derivatives, the Registrant would provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. At present, the Registrant believes that its Item 4 disclosures adequately reflect its anticipated principal investment strategies and corresponding risk.

b.	Please indicate any downgrades of securities to below investment grade status may result in the Fund holding more than 20% of its assets in below investment grade securities.

The Registrant has made the requested change.

c.	Please disclose that securities rated BBB have speculative characteristics.

The Registrant intends to revise the following disclosure in the second paragraph under “Credit Risk” as follows (additions in bold/underline; deletions in strike-throughs):

Credit risk is greater for lower-rated securities. Those bonds rated Baa2/BBB/BBB or lower~~Baa3/BBB-/BBB-~~, while considered to be “investment grade,” may have speculative characteristics. Because the issuers of lower rated investment grade bonds may be in uncertain financial health, the prices of their debt securities could be more vulnerable to bad economic news, or even the expectation of bad news, than higher rated investment-grade debt securities. Credit ratings may not ~~be~~ provide an accurate assessment of credit risk.

d.	Since the Fund can invest up to 30% of its assets in non-US securities, please add relevant risk disclosure and identify the relevant countries the Fund will invest in, if known.

The Registrant believes the Registration Statement sufficiently describes the Fund’s investments in non-US securities and related risks.

e.	The Registration Statement asserts that the Fund will have a weighted average duration of 3-5 years. Please indicate whether this is a dollar-weighted average duration.

The Prospectus will indicate that the Fund’s dollar-weighted average duration will range from 3-5 years under normal circumstances.

Summary of Principal Risks

7.	The staff notes with respect to the “Tax Aware Risk” disclosure, that the Fund’s investment objective is not to maximize after-tax returns but rather to generate attractive after-tax income consistent with preservation of capital. Given this, please disclose that the Fund may have substantial taxable gains and that returns may be similar to a fund that is not tax managed.

The Registrant intends to add the following disclosure:

In-state California municipal securities serve as a hurdle rate for either taxable securities or non-California municipal securities to be added to the portfolio. Tax optimization allows these additional securities to be added when additional after-tax yield, accounting for both U.S. federal and state taxes, can be added to the Fund’s portfolio in excess of what can be added through buying California municipal securities. There will be environments when California municipal securities offer the most compelling after-tax income profile, at which point the Fund’s exposure to California municipal securities is expected to increase. However, when adjusting for taxes, if California municipal securities do not offer the more compelling after-tax profile, the Sub-Adviser expects to lower the weight of such securities in the Fund’s portfolio (but not below 50% of the Fund’s assets). The Sub-Adviser’s tax optimization strategy involves dynamically shifting the Fund’s portfolio to achieve the best after-tax income and total return, accounting for all forms of taxation – U.S. federal and state income taxes in addition to any capital gains and losses that could result from trading.

8.	The staff notes the “Sovereign Debt Obligations Risk” disclosure. Please clarify whether the Fund will invest in both foreign government securities as a principal investment strategy and if so, please add Item 4 risk disclosure. If investments in sovereign debt is not a principal investment strategy, please relocate the risk disclosure to the SAI. In addition, if the Fund expects to invest in any particular countries or geographic regions, please identify the countries/region and disclose the attendant risks.

The Registrant believes the sovereign debt obligations risk disclosure is appropriate and does not intend to add additional risk disclosure or relocate the risk disclosure to the SAI. The Registrant confirms that the Fund does not expect to be concentrated in any particular countries or geographic regions.

9.	The staff notes the “Variable and Floating Rate Securities Risk” disclosure. Please clarify whether the Fund will invest in variable and floating rate securities as a principal investment strategy and if so, please add Item 4 risk disclosure. If investments in variable and floating rate securities is not a principal investment strategy, please relocate the risk disclosure to the SAI.

The Registrant believes the variable and floating rate securities risk disclosure is appropriate and does not intend to add additional risk disclosure or relocate the risk disclosure to the SAI.

10.	In connection with the “Below Investment Grade Securities Risk,” please disclose that securities rated BBB have speculative characteristics.

See response to comment 6(c) above.

11.	The staff notes the “Exchange-Traded Fund and Other Investment Company Risk” disclosure. Please clarify whether the Fund will invest in exchange-traded funds and other investment companies as a principal investment strategy and if so, please add Item 4 risk disclosure. If investments in exchange-traded funds and other investment companies are not a principal investment strategy, please relocate the risk disclosure to the SAI.

The Registrant believes the exchange-traded fund or other investment company risk disclosure is appropriate and does not intend to add additional risk disclosure or relocate the risk disclosure to the SAI.

Performance Information

12.	Please supplementally inform the staff what broad based securities market index the Fund intends to use.

The Fund intends to use the Bloomberg Muni 1-10 Yr Blend (1-12) Total Return Index Value Index as its broad-based securities market index.

Prospectus

13.	In accordance with Item 5(b) of Form N-1A, please add the years of service for each portfolio manager identified in the Registration Statement.

The Registrant has added the requested disclosure.

Statement of Additional Information

14.	Please add a fundamental policy regarding the Fund’s diversification status.

The Registrant respectfully notes that page 35 of the SAI under “Diversification Status” provides that the Fund’s classification may not be changed from diversified to non-diversified without shareholder approval. The Registrant will also include this disclosure in the “Fundamental Investment Restrictions” section.

15.	Please clarify the disclosure that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

The Registrant respectfully declines to make the requested clarification. The Registrant believes the Fund’s disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Form N-1A.

16.	The third paragraph under “Acceptance of Orders for Creation Units” on page 52 states: “Each Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . .” Please revise this sentence as follows: “Each Fund reserves the ~~absolute~~ right to reject ~~or revoke~~ a creation order transmitted to it by the Distributor or its agent for any legally permissible reason if . . .”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

17.	The third paragraph under “Acceptance of Orders for Creation Units” on page 52 describes each Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons a Fund may reject a creation order.

As noted above, the Registrant respectfully declines to make the requested change.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer